02060938

invensys

82-2142

BTRsec/RLS Admin/Letters/2002/0542

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

RECD S.E.C.
DEC 3 1 2002
1086

18 December 2002

Dear Sirs,

SUPPL

**12g3 - 2 (b) Exemption**

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

**Rachel Spencer**
**Deputy Secretary**
**Invensys plc**
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 1/10

"emailalert@hemscott.co.uk" <emailalert
17/12/2002 18:28

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:2686F
Invensys PLC
17 December 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital Guardian Trust Company, Capital International SA, Capital International, Inc and Capital International Limited. These holdings form part of funds managed on behalf of investment clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

| | |
|---|---|
| Bank of New York Nominees | 131,200 |
| Chase Nominees Limited | 4,480,300 |
| Midland Bank plc | 176,900 |
| Nortrust Nominees | 1,692,200 |

Capital International Limited:

| | |
|---|---|
| Deutsche Bank AG | 3,802,100 |
| HSBC Bank plc | 4,204,400 |
| Mellon Bank NA | 2,080,800 |
| Northern Trust AVFC | 1,120,800 |
| State Street Bank & Trust Co | 978,200 |
| Mellon Nominees UK Limited | 633,000 |
| Chase Nominees Limited | 19,117,728 |
| KAS UK | 140,400 |
| Nortrust Nominees | 12,439,009 |
| Morgan Guaranty | 1,698,800 |
| Citibank London | 527,100 |
| Midland Bank plc | 1,180,200 |
| Northern Trust | 934,864 |
| Bank of New York Nominees | 26,971,600 |
| State Street Nominees Limited | 1,042,800 |
| Bank One London | 648,600 |
| Bankers Trust | 10,726,900 |
| Capital International S.A.: | |
| Chase Nominees Limited | 2,250,600 |
| Midland Bank Plc | 37,000 |
| Royal Bank of Scotland | 507,000 |
| Lloyds Bank | 158,200 |
| Citibank NA | 111,800 |
| Deutsche Bank AG | 171,400 |
| Capital International, Inc.: | |
| State Street Nominees Ltd | 8,478,100 |
| HSBC Bank plc | 133,300 |
| Chase Manhattan Nominee Ltd | 64,700 |
| Citibank NA | 988,200 |
| Citibank | 135,000 |
| State Street Bank & Trust Co. | 100,497 |
| Nortrust Nominees | 652,300 |
| Citibank London | 256,700 |

| | |
|---|---|
| Bank of New York Nominees | 1,678,500 |
| Chase Nominees Limited | 11,552,600 |
| Capital Research and Management Company: | |
| Chase Nominees Limited | 53,000,000 |

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

13 December 2002

11) Date company informed

17 December 2002

12) Total holding following this notification

175,003,798

13) Total percentage holding of issued class following this notification

5.00%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 17 December 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

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